

September 18, 2012

Via E-mail
Charles F. Cargile
Senior Vice President and Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, California 92606

> **Re: Newport Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 16, 2012**
> **Amendment No. 1 to Form 8-K dated October 4, 2011**
> **Filed December 20, 2011**
> **File No. 000-01649**

Dear Mr. Cargile:

We have reviewed your response letter dated September 13, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K dated October 4, 2011 and filed on December 20, 2012

Exhibit 99.2

1.   We note your responses to prior comments 7 and 8. In future filings, to eliminate investor confusion, please have your auditors clearly identify the specific subsidiaries audited by other auditors and the periods covered by such audits. Please refer to the sample report provided at AU 543.09.

<u>Acknowledgments</u>

2.   As previously requested in our letter dated August 29, 2012, please provide a written statement from the company with the following acknowledgments without modification:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant